SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 7
to
Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Diedrich Coffee, Inc.
(Name of Subject Company (Issuer))

Marty Acquisition Sub, Inc. (Offeror)
Peet’s Coffee & Tea, Inc. (Parent of Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

253675201
(CUSIP Number of Class of Securities)

Thomas P. Cawley
Chief Financial Officer
Peet’s Coffee & Tea, Inc.
1400 Park Avenue
Emeryville, California 94608-3520
Tel: (510) 594-2100
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kenneth L. Guernsey
David A. Lipkin
Gian-Michele a Marca
Cooley Godward Kronish LLP
101 California Street, 5th Floor

San Francisco, California 94111-5800
Tel: (415) 693-2000
Fax: (415) 693-2222

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$164,502,698.25	$9,179.25

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (i) $26.125, the average of the high and low per share prices of Diedrich Coffee, Inc. common stock, par value of $0.01 per share, as reported on the Nasdaq Capital Market on November 16, 2009, and (ii) 6,296,754, the estimated maximum number of shares of Diedrich Coffee, Inc. common stock to be received by Peet’s Coffee & Tea, Inc. pursuant to the exchange offer and subsequent Merger.

(2)
The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #3 for fiscal year 2010, issued October 30, 2009.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid: $9,179.25	Filing Party: Peet’s Coffee & Tea, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: November 17, 2009

	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

	issuer tender offer subject to Rule 13e-4.

	going-private transaction subject to Rule 13e-3.

	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: 

This Amendment No. 7 to Schedule TO (“Amendment No. 7”) amends and supplements the Tender Offer Statement on Schedule TO, as amended (the “Schedule TO”), originally filed on November 17, 2009, relating to the offer by Marty Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Peet’s Coffee & Tea, Inc., a Washington corporation (“Peet’s”), to purchase each outstanding share of common stock, par value $0.01 per share, of Diedrich Coffee, Inc., a Delaware corporation (“Diedrich”), for consideration consisting of $17.33 in cash, without interest, and a fraction of a share of Peet’s common stock, no par value, having a value equal to $8.67 based on a formula as provided in the Merger Agreement (as defined below), provided that in no event will such fraction exceed 0.315 of a share of Peet’s common stock, upon the terms and subject to the conditions set forth in the Prospectus/Offer to Purchase, dated November 17, 2009 (the “Prospectus/Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).  All capitalized terms used and not otherwise defined herein shall have the meanings given to such terms in the Prospectus/Offer to Purchase.

ITEMS 1 THROUGH 11

As permitted by General Instruction F to the Schedule TO, all of the information in the Prospectus/Offer to Purchase and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer filed with the Securities and Exchange Commission after the date of the Prospectus/Offer to Purchase, is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO, subject to any statements made in the preamble to this Amendment No. 7 above or in any prior amendments to the Schedule TO, and subject to the following additional statements and disclosures:

ITEMS 1, 4 and 11

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented to add the following:

On February 1, 2010, Peet’s issued a press release announcing that it has extended the expiration date for the Offer, which is now scheduled to expire at 12:00 midnight (one minute after 11:59 p.m.), Eastern Time, on Monday, March 1, 2010, unless extended. At the close of business on Friday, January 29, 2010, an aggregate of approximately 16,007 shares of Diedrich common stock had been tendered into and not withdrawn from the Offer.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

(a)(15)
Press Release issued by Peet’s Coffee & Tea, Inc. on February 1, 2010 (incorporated by reference from the Form 425 filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on February 1, 2010)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARTY ACQUISITION SUB, INC.

By:	/s/ Patrick J. O’Dea
Name:	Patrick J. O’Dea
Title:	President and Chief Executive Officer

PEET’S COFFEE & TEA, INC.

By:	/s/ Patrick J. O’Dea
Name:	Patrick J. O’Dea
Title:	President and Chief Executive Officer

Dated: February 1, 2010

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)
Prospectus/Offer to Purchase relating to shares of Peet’s Common Stock to be issued in the Offer and the Merger (incorporated by reference from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(2)
Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(3)
Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(4)
Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(5)
Form of Letter to Clients with respect to the Prospectus/Offer to Purchase for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(6)
Instructions for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(a)(7)
Press Release issued by Peet’s Coffee & Tea, Inc. on November 2, 2009 (incorporated by reference from the Form 425 filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 3, 2009)

(a)(8)	Summary Newspaper Advertisement published in The Wall Street Journal on November 17, 2009†

(a)(9)
Press Release issued by Peet’s Coffee & Tea, Inc. on November 23, 2009 (incorporated by reference from the Form 425 filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 23, 2009)

(a)(10)
Press Release issued by Peet’s Coffee & Tea, Inc. on November 25, 2009 (incorporated by reference from the Form 425 filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 25, 2009)

(a)(11)
Press Release issued by Peet’s Coffee & Tea, Inc. on November 30, 2009 (incorporated by reference from the Form 425 filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on December 1, 2009)

(a)(12)
Press Release issued by Peet’s Coffee & Tea, Inc. on December 2, 2009 (incorporated by reference from the Form 425 filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on December 2, 2009)

(a)(13)
Press Release issued by Peet’s Coffee & Tea, Inc. on December 7, 2009 (incorporated by reference from the Form 425 filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on December 7, 2009)

(a)(14)
Press Release issued by Peet’s Coffee & Tea, Inc. on December 15, 2009 (incorporated by reference from the Form 425 filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on December 15, 2009)

(a)(15)
Press Release issued by Peet’s Coffee & Tea, Inc. on February 1, 2010 (incorporated by reference from the Form 425 filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on February 1, 2010)

(d)(1)
Agreement and Plan of Merger, dated as of November 2, 2009, by and among Peet’s Coffee & Tea, Inc., Marty Acquisition Sub, Inc. and Diedrich Coffee, Inc. (incorporated by reference to Exhibit 2.1 from the Form 8-K filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 4, 2009)

(d)(2)
Amendment No. 1 to Agreement and Plan of Merger, dated as of November 17, 2009, by and among Peet’s Coffee & Tea, Inc., Marty Acquisition Sub, Inc. and Diedrich Coffee, Inc. (incorporated by reference to Exhibit 2.2 from the Registration Statement on Form S-4, filed by Peet’s Coffee & Tea, Inc. with the Securities and Exchange Commission on November 17, 2009)

(d)(3)
Confidentiality Agreement, dated as of September 27, 2008, by and between Diedrich Coffee, Inc., Heeschen & Associates and Paul C. Heeschen, on the one hand, and Peet’s Coffee & Tea, Inc. on the other†

(g)	Not applicable

(h)	Not applicable

†	Previously filed.